UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) November 3, 2011

ZOOM TECHNOLOGIES, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	**0-18672**	**51-0448969**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Headquarters:
Sanlitun SOHO, Building A, 11th Floor
No.8 Workers Stadium North Road
Chaoyang District, Beijing, China 100027

U.S. office:
136 First Street
Nanuet, NY 10954

(Address of principal executive offices including zip code)

(917) 609-0333
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   **Entry into Material Definitive Agreement**

Entry of Order Approving Stipulation for Settlement of Claim

On November 3, 2011, the Circuit Court of the 11th Judicial District in and for Miami-Dade County, Florida (the "Court") entered an Order Approving Stipulation for Settlement of Claim (the "Order") in the matter entitled Socius CG II, Ltd. ("Socius") v. Zoom Technologies, Inc. (the "Company"). The Order provides for the full and final settlement of Socius GC II, Ltd.'s $2,500,000 claim against the Company (the "Claim"). Socius purchased the Claim from a creditor of Portables Unlimited LLC ("Portables"), a majority owned subsidiary of the Company. Pursuant to the terms of the Order, the Zoom issued and delivered to Socius 2,200,000 shares of common stock (the "Settlement Shares"), subject to adjustment as set forth in the Order and the Stipulation of Settlement. The settlement of the Claim will enable Zoom to make its first installment payment to T-Mobile USA, Inc., in connection with the Company's acquisition of a majority interest in Portables, which is described in further detail in the Company's Current Report on Form 8-K filed with the SEC on October 18, 2011.

The Settlement Shares represent approximately 9.99% of the total number of shares of our common stock outstanding immediately preceding the date of the Order. The total number of shares of our common stock to be issued to Socius in connection with the Order will be adjusted on the 25th trading day following the date on which the Settlement Shares are issued, as follows: (i) if the number of VWAP Shares (as defined below) exceeds the number of Settlement Shares initially issued, then the Company will issue to Socius or its designee additional shares of our common stock equal to the difference between the number of VWAP Shares and the number of Settlement Shares, and (ii) if the number of VWAP Shares is less than the number of Settlement Shares, then Socius will return to the Company for cancellation that number of shares equal to the difference between the number of VWAP Shares and the number of Settlement Shares.

The number of VWAP Shares is equal to (i) $2,500,000 plus Socius' reasonable legal fees, expenses, and costs (ii) divided by 70% of the volume weighted average price ("VWAP") of the Company's common stock over the 25-day trading period immediately following the date on which the Settlement Shares were issued. In no event will the number of shares of our common stock issued to Socius in connection with the settlement of the Claim, aggregated with all shares of our common stock then owned or beneficially owned or controlled by, collectively, Socius and its affiliates, at any time exceed 9.99% of the total number of shares of the Company's common stock then outstanding. In addition, in no event will the aggregate number of shares of the Company's common stock issued to Socius or its designee in connection with the settlement of the Claim at any time exceed 19.99% of the total number of shares of our common stock outstanding immediately preceding the date of the Order unless we have obtained either (1) stockholder approval of the issuance of more than such number of shares of our common stock pursuant to NASDAQ Marketplace Rule 5635(d) or (2) a waiver from NASDAQ of our compliance with Rule 5635(d).

The description of the Order does not purport to be complete and is qualified in its entirety by reference to the Order, which is filed as Exhibit 10.1 to this report and incorporated herein by reference.

Item 9.01.   **Financial Statements and Exhibits.**

Exhibit No.	Description
10.1	Order Approving Stipulation for Settlement of Claim, dated November 3, 2011.
10.2	Stipulation for Settlement of Claim, dated November 2, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

November 4, 2011   **ZOOM TECHNOLOGIES, INC.**

By: /s/ Anthony K. Chan
_____

Name: Anthony K. Chan
Title: Chief Financial Officer